Exhibit #99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three months ended March 31, 2011
Tables are expressed in USD $000’s except share and per share amounts

The following provides management’s discussion and analysis (‘‘MD&A’’) of IMRIS Inc.’s consolidated results of operations and financial condition for the three months ended March 31, 2011.  In this MD&A, “IMRIS”, the “Company”, “we”, “our” and “us” are used to refer to IMRIS Inc.

This interim MD&A is dated as at May 12, 2011 and should be read in conjunction with the interim unaudited consolidated financial statements and the notes thereto for the three months ended March 31, 2011 and with the audited consolidated financial statements and notes thereto for the year ending December 31, 2010.

Effective January 1, 2011, the Company has adopted United States generally accepted accounting principles (“U.S. GAAP”) as its basis of accounting and the US dollar as its reporting currency.  For comparative purposes the historical information included in the March 31, 2011 statements has been restated in accordance with U.S. GAAP and to reflect the change in currency.  Certain of the comparative figures have been restated to conform to the current year presentation.

Effective January 1, 2011, the functional currency of the Company’s parent and several of its subsidiaries has changed.  IMRIS Inc. has adopted the US dollar (USD) as its functional currency; all other subsidiaries have adopted their local currency as their functional currency.  U.S. GAAP requires this change to be applied prospectively.  As the change took place on the first day of the fiscal year, there was no material impact to the financial statements as a result of this change.

Unless otherwise indicated, all currency amounts referenced in this MD&A are denominated in US dollars.

This MD&A contains forward-looking statements about future events or future performance and reflects management’s expectations and assumptions regarding our growth, results of operations, performance and business prospects and opportunities.  Such forward-looking statements reflect management’s current beliefs and are based on information currently available to us.  In some cases, forward-looking statements can be identified by terminology such as “may”, “would”, “could”, “will”, “should”, “expect”, “plan”, “intend”, “anticipate”, “believe”, “estimate”, “predict”, “potential”, “continue” or the negative of these terms or other similar expressions concerning matters that are not historical facts.  In particular, statements regarding our future operating results, economic performance and product development efforts are or involve forward-looking statements.

A number of factors could cause actual events, performance or results, including those in respect of the foregoing items, to differ materially from the events, performance and results discussed in the forward-looking statements.  Factors which could cause future outcomes to differ materially from those set forth in the forward-looking statements include, but are not limited to: [i] timing and amount of revenue recognition of order backlog and the Company’s expectation of sales and margin growth [ii] obtaining sufficient and suitable financing to support operations and commercialization of products, [iii] adequately protecting proprietary information and technology from competitors, [iv] obtaining regulatory approvals and successfully completing new product launches, [v] successfully competing in the targeted markets, and [vi] maintaining third party relationships, including key personnel, and key suppliers.  In evaluating these forward-looking statements, readers should specifically consider various factors, including the risks outlined under “Risks and Uncertainties”, which may cause actual events, performance or results to differ materially from any forward-looking statement.

Readers are cautioned that our expectation, beliefs, projections and assumptions used in preparation of such information, although considered reasonable at the time of preparation, may prove to be wrong, and as such, undue reliance should not be placed on forward-looking statements.  By their nature, forward-looking statements are subject to numerous known and unknown risks and uncertainties so as a result, we can give no assurance that any of the actual events, performance, results, or expectations will occur or be realized.  These forward-looking statements are expressly qualified by this cautionary statement as of the date of this MD&A and we do not intend, and do not assume any obligation, to update or revise them to reflect new or future events or circumstances.  Additional information including our annual information form and management’s discussion and analysis for the year ended December 31, 2010 is available on SEDAR at www.sedar.com .

IMRIS Inc.
Management’s Discussion and Analysis – May 12, 2011

OVERVIEW

We design, manufacture and market fully-integrated image-guided therapy solutions that deliver timely information to clinicians for use during surgical or interventional procedures.  Our solutions incorporate magnetic resonance (“MR”) imaging, computed tomography and fluoroscopy into multi-purpose surgical suites for specific medical applications.  Our first product, IMRISneuro, was launched in 2005, to meet the needs of the neurosurgical market.  In Q4 2009, we expanded our product portfolio by introducing two new systems, IMRISNV and IMRIScardio, which leveraged our core technology along with MR and fluoroscopy to meet the needs of the neurovascular and cardiovascular markets.

We sell our systems globally to hospitals that deliver clinical services to patients in the neurosurgical, interventional neurovascular and cardiovascular markets.  We believe that the primary market for our current system offerings is comprised of those hospitals having relatively large neurosurgical, neurovascular or cardiovascular practices.

We are committed to investing in research and development to further broaden our product portfolio and increase market penetration of our existing products.

Customer Value Proposition

All IMRIS systems are designed to address what we believe are important unmet needs of patients, clinicians and hospitals:

•
Patients:  The patient does not need to be moved for imaging during the course of a surgical or interventional procedure with IMRIS systems.  We believe that this improves clinical workflow and avoids potential safety risks associated with moving the patient.

•
Clinicians:  IMRIS systems are designed to enhance the workflow of the clinical team.  High resolution imaging information is captured rapidly and presented in a manner designed to enhance clinician efficiency and effectiveness.  In addition, since the patient is not moved for imaging, the patient can be maintained in the optimal position throughout the procedure.  Finally, since the MR system can be removed from the surgical or interventional suite when not required for imaging, clinicians are afforded unrestricted access to the patient.

•
Hospitals:  The IMRIS suite design permits greater utilization of the MR equipment by allowing the MR scanner to be shared by one or more clinical suites and an adjacent diagnostic room.  In addition, because the MR scanner can be removed from the surgical suite when not in use, the operating room or interventional suite can be used for other procedures which do not require MR imaging, thereby allowing the hospital to obtain greater utility from its surgical suites.

Product Portfolio

IMRISneuro: provides surgeons with high resolution MR images during neurosurgical procedures.  Due to the invasive nature of brain surgery and the importance of minimizing disturbance to healthy brain tissue, neurosurgical procedures may benefit from an MRI's unique ability to distinguish between diseased and healthy brain tissue.  IMRISneuro allows surgeons to make adjustments to the procedure while the procedure is in progress, which may lead to improved patient outcomes and reduce the likelihood that repeat surgeries will be needed.

IMRIScardio: provides clinicians with timely and accurate images for visualizing the cardiovascular system before, during and after interventions for the treatment of atrial fibrillation and certain structural heart disorders.  Cardiovascular interventions demand a high level of accuracy in the diagnosis of patients and in the assessment of treatments.  The IMRIScardio suite includes a wide-bore 1.5 Tesla MRI scanner and a single-plane angiography system providing the ability to alternate between imaging modalities and immediately assess treatment.

IMRISNV: sequentially employs MRI and fluoroscopy in an integrated suite that provides interventional clinicians with imaging for the rapid assessment and post procedure evaluation of neurovascular conditions including stroke, where speed of treatment is a major determinant in the success of patient outcomes.  The IMRISNV suite permits the patient to transition quickly and seamlessly between MR imaging and intervention without transporting the patient between modalities.

IMRIS Inc.
Management’s Discussion and Analysis – May 12, 2011

Technology and Product Development

Underlying all of our image guided therapy solutions is advanced proprietary technology and intellectual property that we have developed as part of our unique solutions.  The protection of these products, our processes and know-how is integral to our business.  We have patents in place in the United States, Canada and other countries where available to protect our core patent family.  In addition, we have filed a number of additional patent applications that are directed to specific aspects of our technology.  We currently have 38 patents either issued or pending.  As we develop our technologies we will continue to seek patent protection to contribute to our competitive advantage.

Innovation and the creation of high value and novel products is a cornerstone of IMRIS’s development activities.  To grow the Company and remain competitive, we are continuously engaged in new product development and enhancement and each year we invest significantly in research and development to drive continuing innovation that supports our competitive position.  We currently have two new products in development that are designed to extend our MR imaging capabilities to applications in the fields of radiation oncology therapy and MR-guided surgical robotics.

MR-Guided Radiation Therapy: Our planned solution will permit a high-field MR scanner to move in and out of the radiation therapy room on demand.  This will provide MR imaging to very precisely confirm a tumor’s location prior to treatment and as needed during the treatment session, all without having to move the patient.  This ability to image the patient in place may reduce the variability in tumor position caused by patient movement and may result in an increase in treatment accuracy.

MR-Guided Surgical Robotics: We are developing a surgical robot capable of performing microsurgery and other stereotactic procedures under MR guidance.  The technology combines detailed real-time MR imaging with the precision of surgical robotics, which we believe offers the potential for improved surgical procedures and patient outcomes.

Our Business Model

The purchase and installation of an IMRIS system represents a significant capital project for our customers that can range in price from approximately $4 million to $12 million depending on the product solution, the configuration of the room layout and system options selected.  In addition to the capital equipment sale, most of our customers enter into equipment service contracts that are generally 4-5 years in duration.  These contracts begin after the typical one year warranty period and are on average equal to approximately 5% of the original equipment purchase price per year in revenues.  In addition to our equipment and services, customers may require further capital expenditures for room construction and ancillary operating room equipment.  The sales cycle for our systems is both complex and lengthy and can be more than 12 months from initial customer engagement to receipt of a purchase order.

Following the receipt of a customer purchase order, the delivery and installation cycle for one of our systems typically ranges from five months to 12 months or more depending on the configuration of our system and the amount of additional construction work that may be required to be completed by the customer.  We invoice customers for a system in installments spread over a number of milestones, which typically include a deposit at the time of order and a percentage of the remaining total system price upon delivery of the equipment, completion of installation and final acceptance.  Due to the project nature of our system sales, we recognize revenues and related cost of sales on a percentage-of-completion basis as the system is installed.

IMRIS Inc.
Management’s Discussion and Analysis – May 12, 2011

2011 Highlights

Through the first quarter of 2011 we made solid progress toward advancing our business strategies.  Highlights from the quarter included:

➢      IMRISNV sale to Utah’s University Hospital contributes to total backlog of $115 million

➢      Q1 revenues of $11.1 million reflecting quarterly variability and seasonality

➢      Q1 gross profit as a percentage of revenues of 40.3%

➢      Launch of 2 new products, IMRIS Intraoperative CT and Accutrack Neuro Navigation System

➢      University Hospital in Utah becomes first medical facility to purchase two IMRIS systems

➢      Europe’s first IMRISneuro system unveiled  at Tubingen Hospital in Germany

➢      World’s first IMRIScardio system launched at Brigham and Women’s Hospital

SUMMARY OF SELECTED FINANCIAL INFORMATION

Results of Operations

The following table sets forth selected financial information for the dates and periods indicated:

Selected Financial Information (Thousands of US dollars, except per share amounts) (Unaudited)

	Three months ended
	March 31%
	2011	2010	Change

Sales	$11,057	$12,057	-8%
Gross profit	4,453	4,886	-9%
Gross profit %	40.3%	40.5%

Operating expenses	9,468	6,697	41%
Operating loss	(5,015)	(1,811)	177%

Net loss	$(4,588)	$(2,057)	123%

Basic and diluted loss per share	$(0.10)	$(0.06)	67%

Balance Sheet Data		As at March 31, 2011	As at December 31, 2010

Cash and cash equivalents		$52,250	$60,773
Total assets		104,294	91,095
Deferred revenue		5,330	6,888
Total liabilities		15,039	21,988
Shareholders' equity		89,255	92,965

IMRIS Inc.
Management’s Discussion and Analysis – May 12, 2011

Revenues

Revenues by sales classification

(Thousands of US dollars)	Three months ended
	March 31%
	2011	2010	Change

System	$10,460	$11,588	-10%
Extended maintenance contracts	597	469	27%
Total revenues	$11,057	$12,057	-8%

System as a percentage of total revenues	95%	96%
Extended maintenance contracts as a percentage of total revenues	5%	4%

Revenues by region

(Thousands of US dollars)	Three months ended
	March 31%
	2011	2010	Change
North America	$8,633	$10,258	-16%
Europe and Middle East	1,416	330	329%
Asia Pacfic	1,008	1,469	-31%
	$11,057	$12,057	-8%

Revenues decreased by approximately $1.0 million or 8% to $11.1 million for the three months ended March 31, 2011 compared to the same period in 2010.  The decrease in revenue in the quarter is attributed a slight decrease in the installation activities for systems in the period compared to the prior period.  This was partially offset by increased maintenance contract revenues as additional systems have transitioned off warranty to chargeable service programs.

Revenues in North America were softer in the first quarter, compared to 2010 due to some slippage in the timing of project installations.  Europe and Middle East revenues increased during the first quarter of 2011 compared to 2010 due to increased installation activities for the Tubingen project in the region.  Asia Pacific revenue decreased in the first quarter of 2011 due to the timing of customer programs in the period.

Gross Profit

(Thousands of US dollars)	Three months ended
	March 31%
	2011	2010	Change

Gross profit	$4,453	$4,886	-9%
As a percentage of sales	40.3%	40.5%

Gross profit for the three months ended March 31, 2011 decreased by approximately $0.4 million to $4.5 million as compared to the same period in the prior year.  The overall decrease in gross profit is a result of decreased system installations.  Gross profit as a percentage of sales decreased 0.2% to 40.3% in the first quarter of 2011 from 40.5% in the first quarter of 2010.

The decrease in first quarter 2011 gross profit as a percentage of sales was consistent with expectations and not significantly different than the first quarter of 2010.

IMRIS Inc.
Management’s Discussion and Analysis – May 12, 2011

Operating Expenses

Operating expenses for the first quarter were $9.5 million, an increase of approximately $2.8 million or 41% over the first quarter of 2010.  The largest percentage increase in operating expenses was primarily related to increased research and development costs for robotics and other projects, increasing 92% for the three months ended March 31, 2011 as compared to the prior year period.  Other departmental expenses increased mainly due to additional costs associated with increased staff levels and professional fees related to our listing on the NASDAQ Global Select Market (NASDAQ).

Administrative

(Thousands of US dollars)	Three months ended
	March 31%
	2011	2010	Change

Administrative	$2,349	$1,817	29%
As a percentage of total revenues	21.2%	15.1%	6.1%

Administrative expense for the first quarter of 2011 increased $0.5 million over the first quarter of 2010.  This increase is mainly due to higher employee and recruiting costs ($0.3 million), increase in travel costs ($0.1 million) for customer related activities and increased professional fees ($0.1 million) as a result of our NASDAQ listing.

Sales and marketing

(Thousands of US dollars)	Three months ended
	March 31%
	2011	2010	Change

Sales and marketing	$2,119	$1,689	25%
As a percentage of total revenues	19.2%	14.0%	5.2%

Sales and marketing expense for the first quarter of 2011 increased $0.4 million over the first quarter of 2010.  The increase is mainly due to higher marketing and promotion expenses ($0.2 million) related to customer user forums and tradeshow costs, increased travel ($0.1 million) and slightly higher employee costs ($0.1 million).

Customer support and operations

(Thousands of US dollars)	Three months ended
	March 31%
	2011	2010	Change

Customer support and operations	$1,799	$1,149	57%
As a percentage of total revenues	16.3%	9.5%	6.8%

Customer support and operations expense for the first quarter of 2011 increased $0.6 million over the first quarter of 2010.  The increase is mainly due to an increase in employee costs ($0.5 million) that were under-absorbed within customer programs on lower sales deliveries and an increase in travel expenses ($0.1 million).

IMRIS Inc.
Management’s Discussion and Analysis – May 12, 2011

Research and development

	Three months ended
	March 31%
(Thousands of US dollars)	2011	2010	Change

Research and development	$2,347	$1,225	92%
As a percentage of total revenues	21.2%	10.2%	11.0%

Research and development expense for the first quarter of 2011 increased $1.1 million over the first quarter of 2010.  The increase is mainly due to increased technical development spending ($0.9 million) relating to MR guided surgical robotics, MR guided radiation therapy development, and other ongoing development projects.  Employee related expenses also increased ($0.2 million) due to additional headcount to support the growth in these ongoing product development activities.

Amortization

	Three months ended
	March 31%
(Thousands of US dollars)	2011	2010	Change

Amortization	$854	$817	5%

The increase in the amortization expense for the three months ended March 31, 2011 resulted from amortization on the NeuroArm Surgical Limited patents acquired in February 2010 and increased amortization relating to our research and development test facility.

Foreign exchange

	Three months ended
	March 31%
(Thousands of US dollars)	2011	2010	Change

Foreign exchange gain (loss)	$405	$(128)	n/m

n/m - not meaningful

The foreign exchange gain during the three month period ended March 31, 2011 resulted mainly from the depreciation in value of the US dollar compared to the Canadian dollar and other currencies the Company conducts its business operations in.  The gain in the quarter was a result of the Company holding significant non US dollar denominated net assets.

Interest income

	Three months ended
	March 31%
(Thousands of US dollars)	2011	2010	Change

Interest income	$22	$4	n/m

n/m - not meaningful

Interest income for the first quarter of 2011 increased from the same period in 2010 as we had significantly higher cash balances compared to the prior period as a result of the November 2010 equity financing.  Interest income continues to be insignificant as a result of the extremely low yields on short-term money market instruments for US dollars.

IMRIS Inc.
Management’s Discussion and Analysis – May 12, 2011

Operating Loss and Net Loss for the Period

The Company’s operating loss for the first quarter of 2011 was $5.0 million compared to an operating loss of $1.8 million in the first quarter of 2010.  The increase in operating loss was a result of decreased system sales, increased research and development costs related to the robotics and radiation therapy programs and higher employee related costs to support planned Company programs.

The net loss for the first quarter of 2011 was $4.6 million compared to $2.1 million in the prior year’s quarter.  The difference is due to the operating loss noted above partially offset by the foreign exchange gains realized in the first quarter of 2011 compared to foreign exchange losses in the prior year period.

EBITDA

We use the non-GAAP measure EBITDA to measure aspects of our financial performance (see “Non-GAAP Financial Measures” for a reconciliation of EBITDA to GAAP measures).  We define EBITDA as earnings (loss) before interest income (expense), foreign exchange gain (loss), embedded derivatives gain (loss), income taxes and amortization.

In the first quarter of 2011, EBITDA was negative $4.2 million compared with $1.0 million in the first quarter of 2010.  The decrease in EBITDA was primarily due to higher operating expenses used to support the planned growth in the business.  Lower sales volume and lower gross profit also contributed to the reduction in EBITDA.

SUMMARY OF QUARTERLY RESULTS

The following table is a summary of our financial results for the past eight quarters:

(Thousands of US dollars)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
	2011	2010	2010	2010	2010	2009	2009	2009

Sales	$11,057	$24,840	$16,750	$16,633	$12,057	$18,844	$8,990	$8,430
Cost of sales	6,604	13,314	9,006	10,118	7,171	10,396	4,923	4,631
Gross profit	4,453	11,526	7,744	6,515	4,886	8,448	4,067	3,799
As a percentage of sales	40.3%	46.4%	46.2%	39.2%	40.5%	44.8%	45.2%	45.1%

Operating expenses
Administration	2,349	1,808	1,832	2,070	1,817	1,750	1,525	1,547
Sales and marketing	2,119	2,916	1,813	2,460	1,689	2,627	1,464	1,689
Customer support and operations	1,799	1,774	1,416	1,351	1,149	1,431	1,063	1,048
Research and development	2,347	2,139	1,334	1,425	1,225	1,364	1,043	1,109
Amortization	854	912	841	864	817	565	491	452
	9,468	9,549	7,236	8,170	6,697	7,737	5,586	5,845

Operating income (loss) before the following:	(5,015)	1,977	508	(1,655)	(1,811)	711	(1,519)	(2,046)
Foreign exchange gain (loss)	405	(1,021)	199	142	(128)	(347)	(942)	(824)
Interest income (expense)	22	14	66	6	4	(25)	(5)	1
Gain (loss) on embedded derivative	-	-	(30)	84	(122)	(45)	(320)	-
Net income (loss) for the quarter	$(4,588)	$970	$743	$(1,423)	$(2,057)	$294	$(2,786)	$(2,869)

Earning (loss) per share
Basic	$(0.10)	$0.03	$0.02	$(0.04)	$(0.06)	$0.01	$(0.10)	$(0.10)
Diluted	$(0.10)	$0.03	$0.02	$(0.04)	$(0.06)	$0.01	$(0.10)	$(0.10)

IMRIS Inc.
Management’s Discussion and Analysis – May 12, 2011

The financial results for the eight most recent quarters reflect the progression of an early stage Company with a limited operating history.  Factors that have caused our results to vary are described below.

➢
The general trend has been for strong growth in sales over the quarters as the Company has achieved increased market acceptance.  As a result of the limited number of systems sold and installed to date and the high dollar value associated with each sale, our revenues recorded from quarter to quarter have varied depending on the number and stage of active projects in any given quarter.

➢
Gross profit has generally improved with increased sales volumes and higher pricing.  Our initial pricing strategy for our IMRISneuro product was market penetration based.  As product recognition and adoption occurred we increased our pricing to reflect the underlying value of IMRIS systems.  This change has resulted in improved gross profit as a percentage of sales.  The decrease in gross profit percentage in the first two quarters of 2010 is primarily tied to market penetration pricing for the introductions of IMRIScardio and IMRISNV installations in the period.

➢
Net losses have generally decreased from quarter to quarter but have varied depending on the timing of when specific projects are installed and the pricing associated with the respective projects.  The improvements over time reflect the increases in gross profit described above, controlled increases in operating expenses to meet growth in the business and foreign exchange gains and losses.

➢
Although the majority of the Company’s sales are denominated in US dollars, the Company sells its systems in a variety of foreign currencies.  This gives rise to foreign exchange gains or losses depending on the change in value of the US dollar versus other currencies in each quarter.

➢
On November 2, 2009 we completed an equity financing with the issuance of 3,215,000 common shares and an additional 482,250 common shares granted as an overallotment option, resulting in net proceeds of  $19.3 million in Canadian dollars (CDN).  With completion of the financing, our total number of shares outstanding increased compared with prior quarters.

➢
On November 19, 2010, we completed an equity financing with the issuance of 10,500,000 common shares and an additional 600,000 common shares granted as an overallotment option, resulting in net proceeds of approximately US $51.0 million.  With completion of the financing, our total number of shares outstanding increased compared with prior quarters.

BACKLOG

We use the non-GAAP measure “backlog” to measure aspects of our financial performance (for more information, see “Non-GAAP Financial Measures”).  Backlog is defined as the unrecognized portion of (i) revenues anticipated to be recorded from system orders, including confirmed orders and orders subject to the completion of formal documentation and (ii) service contracts with a term of four to five years and which commence at the conclusion of the warranty period on our systems (typically one year).  The term of our service contracts generally ranges from 4 to 5 years commencing at the conclusion of the warranty period on our systems which typically are 1 year in length.  Service contract revenue is recognized ratably over the term of the contract.

In the first quarter of 2011, order bookings totaled $8.1 million, which included a new US customer system order and two new service agreements.  During the quarter, $11.1 million of backlog was converted into revenues, and changes in the US dollar versus the currencies of orders in backlog, resulted in a $0.9 million increase in the value of the backlog.  Net of these items, backlog at March 31, 2011 was $115.1 million.  We continue to convert past order backlog to recognized revenue and we are reasonably confident that we will convert our present order backlog to recognized revenue going forward.

IMRIS Inc.
Management’s Discussion and Analysis – May 12, 2011

The table below provides the Company’s backlog on this segmented basis at March 31, 2011 and its comparable period restated in US dollars for each of the last three years as of December 31:

(Thousands of US dollars)	December 31, 2008	December 31, 2009	December 31, 2010	March 31, 2011

System orders	$57,062	$85,045	$86,505	$82,227
Service contracts	9,952	24,035	30,619	32,878
Total backlog	$67,014	$109,080	$117,124	$115,105

To March 31, 2011, we had sold 46 systems, 33 of which are installed and 13 of which are in the delivery phase.  Of the 46 systems sold, 29 are in the United States, 8 are in Canada, 5 systems are in Asia Pacific and 4 systems are in Europe and the Middle East.

OUTLOOK

Since coming to market with our first product in 2005, we have sold our systems to leading hospitals around the world, expanded our product portfolio and continued to invest to further increase our addressable market.  As we advance our business plans in 2011, we will continue to leverage our global infrastructure, with particular focus on the following priorities:

Drive Order Bookings – We have structured our company to capture growth from three primary markets -- North America, Europe and the Middle East and China.  The opportunities are large in each of these regions and we have invested and built capacity and capabilities to support an accelerating order bookings profile.  With a strengthening environment for capital spending by hospitals on medical devices anticipated in 2011, and a comprehensive and focused sales approach, we believe we are well positioned to deliver a year of strong order performance.

Accelerate Product Development – Our success in the marketplace rests with our ability to create high value and novel products that address unmet clinical needs. Through a culture of continual innovation, we have introduced products that today are delivering superior image guidance capabilities for neurosurgical, neurovascular and cardiovascular procedures; each representing a very large and underserved market.

We have a disciplined approach to product development ensuring resources are appropriately focused on projects and programs with the greatest potential to create long term value.  Consistent with our plans for 2011, we have and will continue to deepen and strengthen the capabilities of our existing solutions and accelerate our product development activities in MR guided radiation therapy and MR guided surgical robotics.  We believe based on the opportunity and progress in its development to date, that the MR guided radiation therapy has the potential to open up sizable new markets for our Company.   The commercial development of the MR guided surgical robot also continues to progress in conjunction with clinical trials for a cohort of 120 patients being conducted at the Foothills Hospital using the first generation of the robotics technology that was developed.  To date 22 patients have been treated using the surgical robot.  We will continue to advance both projects toward commercialization, moving through the various stages of development, clinical trials, and regulatory approvals.

Invest Prudently in Operations – We are continuing to build our business by investing in our operations at levels appropriate to deliver on the growth profile we foresee from our current market opportunities.  This investment includes the hardening of our internal processes and systems to enable further expansion of our capacity in order to address these additional market opportunities.  We continue to be committed to maintaining a prudent approach to investing in our business and managing the related expenses to advance our profitability profile.

IMRIS Inc.
Management’s Discussion and Analysis – May 12, 2011

2011 Financial Outlook

System Orders and Backlog

Because our business involves expensive and complex capital equipment, the sales cycle is typically long and installation can take significant time depending on the unique circumstances of each hospital.  As a result, both the number of systems sold and our financial performance, particularly from quarter to quarter, can vary significantly as timing changes involving only a few systems in a given period can have a meaningful impact on actual results.  For 2011, we continue to anticipate a strong year of growth in system orders with significant increases from 2010 levels.  As we expected and previously communicated, system orders in the first quarter were soft as compared to the two most recent quarters of 2010 and were consistent with the trend experienced in the first quarter of 2010.  We continue to anticipate a strong year of growth for system orders with the expectation that most of the system orders will occur in the second half of 2011, which is consistent with historical trends.  A number of factors are expected to contribute to this forecast including an improved capital spending environment in the US healthcare sector, growing recognition of the value IMRIS solutions offer and increased orders from outside the United States as our investments in these markets continue to gain traction.

Based on the strengthening economic and market conditions, we have established an internal goal of achieving a “book to bill” ratio of 1.5 in the 2011 – 2012 timeframe.  The book to bill ratio is defined as the ratio of system orders backlog at the end of a 12 month period divided by the revenues earned in those previous 12 months.  The book to bill ratio for the first quarter of 2011 was 1.15, which we expect to increase through the second half of 2011.  We have established this level of performance as a goal recognizing that with the quarterly variability inherent in both our order flow and customer installations, in quarter book to bill results in certain periods within the two year time frame may be significantly above or below this goal.

Revenues

Our ability to complete installations on a timely basis directly influences revenue performance and in 2010 we made significant progress on this front, increasing our backlog conversion rate on system installations to 79%.  Consistent with prior years and as expected, the revenues in the first quarter of 2011 were softer than our most recent quarters in 2010.  We continue to expect quarterly revenue performance to be variable from period to period with a trend towards increased deliveries and installations in the back half of the year.  Based on currently known installation schedules, the rate of backlog conversion into revenues in 2011 is expected to be comparable with rates achieved in 2010.

Gross Profit

Over the course of our Company’s life, we have delivered strong improvement in gross profit reflecting the shift from market penetration-based pricing to value-based pricing.  We employed this approach for our first product, IMRISneuro and as we have rolled out IMRISNV and IMRIScardio, a similar initial pricing approach will translate into lower margins for those products as we build market recognition and demand.  As installations of the early IMRISNV and IMRIScardio systems continue in 2011, gross profit as a percentage of revenues is expected to be lower over the next two quarters, however margins for the business are anticipated to increase into the mid 40% range as the markets evolve.

Operating Expenses

We are continuing to build our business to deliver a strong growth profile for the long term and have invested increased operating expenses in order to add capacity and capability to support that growth. In the first quarter of 2011, operating expenses increased to support our priorities in the research and development area.  Research and development spending is anticipated to continue at this higher level with the focus on the development of our MR guided radiation therapy and MR guided surgical robotics products.  Limited increases are expected in other operational areas partly offset with some additional recovery of customer support and operations through cost of goods sold as higher system volumes are delivered and installed through the year.

IMRIS Inc.
Management’s Discussion and Analysis – May 12, 2011

Balance Sheet

We continue to maintain a strong capital base to fund our operations and planned projects for the upcoming years.  The equity financing completed in November further strengthened the financial resources of the Company.  In addition, the participation in the U.S. capital markets with our listing on the NASDAQ Global Market provides the Company with additional opportunities to access capital as we execute on our strategies and corporate priorities to develop and grow our business.

LIQUIDITY AND CAPITAL RESOURCES

Our principal capital needs are for funding scientific research and development programs, supporting our sales and marketing activities and funding capital expenditures and working capital.  The Company has financed its cash requirements primarily through issuances of securities and advanced customer deposits from new orders.

We had cash or cash equivalents of $52.5 million as at March 31, 2011, a decrease of $8.5 million from December 31, 2010.  The decrease as at March 31, 2011 primarily resulted from operating activities including an operating loss (excluding non-cash related items) of $3.4 million and an increase in working capital of $4.9 million offset by $0.6 million obtained through employee stock options.  In addition, the Company spent $0.5 million on capital assets and $0.3 million on the purchases of intangibles.

The following table sets forth the summary statement of cash flows for the periods indicated:

Statements of Cash Flows (Thousands of US dollars) (Unaudited)

	Three months ended March 31
	2011	2010	Change
Cash flows:
Used in Operating Activities	$(8,326)	$(3,766)	$(4,560)
From Financing Activities	623	226	397
Used in Investing Activities	(764)	(2,263)	1,499
Foreign exchange translation adjustment	(56)	713	(769)
Net decrease	(8,523)	(5,090)	(3,433)

Cash and cash equivalents, opening	60,773	24,721
Cash and cash equivalents, closing	$52,250	$19,631	$32,619

Operating Activities

The cash used in operating activities for the three months ended March 31, 2011 was $8.3 million.  The cash used in the first quarter of 2011 was comprised of the operating loss (excluding non-cash related items) of approximately $3.4 million and a $4.9 million increase in working capital.  This increase in working capital is made up of an increase in unbilled receivables ($0.9 million), an increase in inventory ($0.9 million), a reduction in deferred revenue ($1.6 million), a reduction in accounts payable and accruals ($5.4 million) and an increase in prepaids ($0.5 million) offset by a decrease in accounts receivable ($4.4 million).

Financing Activities

Financing activities for the three months ended March 31, 2011 was $0.6 million.  The cash generated in financing activities for the current quarter was a result of employee share options being exercised.

IMRIS Inc.
Management’s Discussion and Analysis – May 12, 2011

Investing Activities

The cash used for investing activities for the three months ended March 31, 2011 was approximately $0.8 million.  During the current quarter, the Company purchased miscellaneous capital assets ($0.5 million) and intangibles ($0.3 million).

Capital expenditures for 2011 are expected to be in the range of $1.0 million to $2.0 million for research and development equipment and equipment to support our increased staff levels.

Liquidity and Capital Resources Summary

Our cash and cash equivalents as at March 31, 2011 totaled $52.3 million.  This cash position and our expectation that we will generate positive cash flow from operations, including the deferred revenue on future orders, is expected to provide sufficient liquidity to meet the anticipated needs of current operations and existing projects and budgeted capital asset expenditures.

OUTSTANDING SHARE DATA

The following table sets forth our outstanding share data as at the dates given:

	Authorized	May 12, 2011	December 31, 2010

Common shares	unlimited	$143,830,000	$143,050,000
		(44,578,863 common shares)	(44,113,783 common shares)
Preferred shares	unlimited	Nil	Nil

Additional paid-in capital		$3,330,000	$3,176,000

As at May 12, 2011 a total of 3,992,988 stock options were outstanding under the Company’s stock option plan.

NON-GAAP FINANCIAL MEASURES

In this MD&A, we use the non-GAAP measure “Backlog” and "EBITDA".  We define backlog as the unrecognized portion of the revenues anticipated to be recorded from system orders, including confirmed orders and orders subject to completion of formal documentation and the unrecognized portion of service contracts which have a term of 4-5 years commencing at the conclusion of the warranty period on our systems which is typically one year in length.  In view of the long sales cycle, high unit price and limited quarterly installations that are characteristic of our business, we believe that our backlog provides a better measure at any particular point in time of the long-term performance prospects of our business than our quarterly operating results.  Backlog does not have any standardized meaning prescribed by U.S GAAP and is, therefore, unlikely to be comparable to similar measures presented by other companies.

We define EBITDA as earnings before financing interest income (expense), foreign exchange gain (loss), embedded derivative gain (loss), income taxes, and amortization.  We have begun reporting EBITDA because we believe investors use it as another measure of our operating performance.  EBITDA does not have a standardized meaning as prescribed by U.S. GAAP and it is not necessarily comparable to similarly titled measures used by other companies.

IMRIS Inc.
Management’s Discussion and Analysis – May 12, 2011

A reconciliation to the most comparable U.S. GAAP measure for EBITDA is as follows:

(Thousands of US dollars)	Three months ended
	March 31, 2011	March 31, 2010
Loss for the period	$(4,588)	$(2,057)
Foreign exchange (gain) loss	(405)	128
Interest (income) expense	(22)	(4)
Amortization	854	817
Loss on embedded derivative	-	122
EBITDA	$(4,161)	$(994)

FINANCIAL INSTRUMENTS

Our financial instruments consist of cash and cash equivalents, accounts receivables, unbilled receivables, and accounts payable and accrued liabilities.

We are subject to credit risk with respect to our accounts receivable and unbilled receivables to the extent debtors do not meet their obligations and we are subject to foreign exchange risk with respect to financial instruments denominated in a currency other than the US dollar.

Our accounts receivable at March 31, 2011 were $11.5 million, of which $6.2 million is considered current (less than 60 days old).  Accounts receivable includes $5.1 million denominated in CDN dollars.

RELATED PARTY TRANSACTIONS

The Company leases air travel time from a company which is wholly owned by the Chairman of IMRIS Inc.  The amount charged to travel expenses with respect to transactions conducted on an estimated third party comparable cost basis with this related party during the first quarter of 2011 was $46,000 (Three months ended March 31, 2010 - $Nil).

There were no amounts payable to related parties as at March 31, 2011 or December 31, 2010.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Conversion to U.S. GAAP

IMRIS has determined that it is in the best interests of the Company and the readers of our financial information to begin to provide U.S. GAAP rather than IFRS compliant financial statements on a go forward basis.  This decision is based on several key factors: 1) the Company was already providing readers with a U.S. GAAP to Canadian GAAP reconciliation as a result of its recent listing on the NASDAQ; 2) the differences between US and Canadian GAAP are marginal and relate mainly to stock based compensation, development costs and fair valuing of embedded derivatives; and 3) the Canadian Securities Administrators recently approved a new policy to allow Canadian public companies, which are also SEC registrants, the option to prepare their financial statements under U.S. GAAP (National Instrument (‘‘NI’’) 52-107 - Acceptable Accounting Principles and Auditing Standards).

This change is effective January 1, 2011.  For comparative purposes the historical information included in the March 31, 2011 statements has been restated in accordance with these standards.

IMRIS Inc.
Management’s Discussion and Analysis – May 12, 2011

Change in Functional and Reporting Currency

Effective January 1, 2011 (‘‘conversion date’’), the Company adopted the USD as its reporting currency.  This change is a result of the continuing shift in the proportion of our revenue, expenses, assets and liabilities denominated in USD.  Prior to the conversion date, IMRIS operations were measured and expressed in Canadian dollars.

Effective January 1, 2011, the functional currency of the Company’s parent and several of its subsidiaries has changed.  IMRIS Inc. has adopted USD as its functional currency; all other subsidiaries have adopted their local currency as their functional currency.

The following are some of the key reasons which support the changes in functional currency:

•
Approximately 63% of sales invoiced by IMRIS Inc. in 2010 were in USD.  A majority of the revenues generated by subsidiaries are invoiced in the subsidiaries local currency. The Company also expects a significant portion of sales in the future to be transacted in USD.

•
Approximately 56% of the cost of inventory, including parts costs, overhead and labour and freight incurred by IRMIS Inc. in 2010 were in USD.  All costs incurred by the subsidiaries including cost of sales, such as parts costs, overhead and labour and freight are incurred in their local currency.

•	Sales typically occur outside of Canada, in subsidiaries local markets and sales pricing is mainly influenced by competitors within the subsidiaries local market.

•
In November 2010, IMRIS commenced trading on the NASDAQ Global Market.  After deducting commissions and listing expenses, the Company realized net proceeds of approximately $51 million from that offering; all of the proceeds were received in USD.

•	As at December 31, 2010 IMRIS Inc. had approximately $51.8 million in USD cash and $0.9 million in cash denominated in other currencies.

•	As at December 31, 2010, approximately 49.6% of trade receivables, within IMRIS Inc. were denominated in USD.

•	As at December 31, 2010, IMRIS Inc. held accounts payable balances of approximately $3.6 million USD and approximately $1.4 million in other currencies.

Use of Estimates

The preparation of financial statements in accordance with U.S. GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year.  Among the accounting estimates described in the notes to the financial statements, we consider the accounting estimates used in the determination of recognized revenues, the value of goodwill and the valuation of stock options to be critical.  Our results as determined by actual events could differ materially from the previously mentioned estimates.

Revenue Recognition

We recognize revenues for our system sales on a percentage-of-completion basis as the system is installed.  The percentage-of-completion is determined by the ratio of actual costs incurred to date to the estimated cost of completion for the project.  Actual costs include only those costs that are directly attributable to contract performance with respect to the revenue recognized.  In the event that the actual costs of completion differ from the estimated cost we have used in determining the percentage-of-completion, recognized revenues may be over or under-estimated until all costs have been incurred and the project is complete.  Funds received from our customers in advance of meeting the criteria for recognition of revenues are recorded as deferred revenue until the revenue is recognized.  Revenues recognized in advance of the criteria for invoicing to our customer are recorded as unbilled receivables.  Accordingly, the reported amounts shown on the balance sheet under deferred revenue or unbilled receivables may be over or understated.

IMRIS Inc.
Management’s Discussion and Analysis – May 12, 2011

Value of Goodwill

We recorded goodwill on the purchase of the assets of a predecessor company.  The value of goodwill is tested for impairment annually or more frequently if an event or circumstance occurs which we feel may result in an impairment of the value of goodwill.

Stock Based Compensation Plan

From time to time we issue stock options to employees, directors, officers or consultants.  The Company measures compensation expense at the date of granting stock options to employees and recognizes the expense based on their fair values determined in accordance with the U.S. GAAP codification ASC 718.  The fair value of options is determined using the Black-Scholes option pricing model and takes into consideration estimated forfeitures, determined on a historic basis, at the time of grant to determine the number of awards that will ultimately vest.  The fair value amount is amortized to earnings over the vesting period, with the related credit recorded as additional paid-in capital.  Upon exercise of these stock options, amounts previously credited to additional paid-in capital are reversed and credited to share capital.

FUTURE ACCOUNTING STANDARDS

As of March 31, 2011, there have been no new or recently issued pronouncements from the Financial Accounting Standards Board (“FASB”) that would have a material impact on the Company in future periods.

DISCLOSURE AND INTERNAL CONTROLS

We have established and maintain disclosure controls and procedures in order to provide reasonable assurance that material information relating to IMRIS is made known in a timely manner.  We have evaluated the effectiveness of our disclosure controls and procedures as at the date of our 2010 Financial Statements and are not aware of any material changes that are required to be made to these controls and procedures; we believe them to be effective in providing such reasonable assurance. These disclosure controls and procedures have not required significant modification as a result of the Company’s adoption of U.S. GAAP.

We are also responsible for the design of our internal controls over financial reporting (ICFR) in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP.  We have evaluated the design of our internal controls and procedures over financial reporting as at the end of the period covered by the annual filings, and believe the design to be effective to provide such reasonable assurance.  As of the date of this report, there have been only limited changes to the design of the Company’s internal controls over financial reporting to enable the Company to present its financial results under U.S. GAAP and these changes have not materially affected, or are not reasonably likely to materially affect, its internal controls over financial reporting.

In compliance with the Canadian Securities Administrators’ National Instrument 52-109—Certification of Disclosure in Issuers’ Annual and Interim Filings, we have filed certificates signed by our Chief Executive Officer (‘‘CEO’’) and Chief Financial Officer (‘‘CFO’’).  Commencing with our fiscal year ended December 31, 2011, we will be required to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act (‘‘SOX’’).  SOX requires an annual assessment by management of the effectiveness of our internal controls over financial reporting and an attestation report by our independent auditors addressing this assessment.

IMRIS Inc.
Management’s Discussion and Analysis – May 12, 2011

RISKS AND UNCERTAINTIES

The operating results, business prospects and financial position of the Company are subject to a number of risks and uncertainties.  Risks relating to our business include: our long sales cycle; high unit price and limited quarterly installations; our limited operating history and accumulated deficit; our lack of product diversity; our dependence on our suppliers; the development of IMRIScardio and IMRISNV; our reliance on key personnel; the lack of supporting clinical data; market competition and technological advances; patent protection and trade secrets; intellectual property litigation; our ability to shift from research and development to commercialization; our ability to manage growth; foreign exchange fluctuations; additional financing requirements; and regulatory matters.  If any of the events described as risks or uncertainties actually occurs, our business, prospects, financial condition and operating results would likely suffer, possibly materially.  We have discussed several of the more significant risks and uncertainties which may affect the business below; however, for a more comprehensive list of the risks and uncertainties affecting the business, readers are advised to refer to our 2010 Annual Information Form available at www.sedar.com.

Financial Risks

The Company is exposed to a variety of financial risks by virtue of its activities.  These risks include market risk (including currency risk; fair value interest rate risk; cash flow interest rate risk); credit risk and liquidity risk.  The Company’s overall risk management efforts focus on the unpredictability of financial markets and seek to minimize potential adverse effects on financial performance.  Management identifies and evaluates financial risks in close cooperation and direction from the Board of Directors.  Management is charged with the responsibility of establishing controls and procedures to ensure that financial risks are mitigated.

The following is a brief overview of the Company’s financial risk management for each of the risks identified above:

Market Risks

Currency risk

The Company operates internationally and is exposed to foreign exchange risk from various currencies.  Foreign exchange risk arises from future sales and purchase transactions as well as recognized financial assets and liabilities denominated in foreign currencies.  The Company’s main objective in managing its foreign exchange risk is to preserve gross margins and reduce variations in performance.  The Company prices a significant portion of its systems sales in USD.  To offset these revenues, the Company sources a major portion of the components it delivers in US dollars.  In addition, the Company incurs nearly all of its sales expenses in US dollars.

Cash flow and fair value interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.  Financial assets and financial liabilities with variable interest rates expose the Company to cash flow interest rate risk.  The Company’s cash and cash equivalents includes short-term highly liquid investments that earn interest at market rates.  Financial assets and financial liabilities that bear interest at fixed rates are subject to fair value interest rate risk.  The Company’s short-term investments are the only financial assets bearing fixed interest rates.  The Company manages its interest rate risk by minimizing financing costs on its borrowings and maximizing the interest income earned on excess funds while maintaining the liquidity necessary to conduct operations on a day-to-day basis.  The Company’s investment policy limits the investing of excess funds to Bankers Acceptances, Canadian Chartered bank term deposits, and short term highly liquid money market mutual funds sponsored by Canadian Chartered banks.

IMRIS Inc.
Management’s Discussion and Analysis – May 12, 2011

Credit Risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligation.  The maximum exposure to credit risk of the Company at quarter end is the carrying value of its financial assets.  The Company manages its credit risk on cash and cash equivalents by dealing solely with reputable banks and financial institutions.  The Company’s North American customers are large credit worthy medical hospitals and thus there is very little exposure to credit risk.  When selling internationally, the Company uses irrevocable letters of credit to reduce its exposure to credit risk.  The Company reviews the collectability of its accounts receivable and would record an allowance for doubtful accounts receivable if accounts were determined to be uncollectible.  The loss would be recognized in the income statement within ‘Administrative expense’.  Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganization, and default or delinquency in payments are considered indicators that the account receivable is uncollectible.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its obligations as they fall due.  The Company manages its liquidity risk by forecasting cash flows from operations and anticipated investing and financing activities.  The Board of Directors reviews and approves the Company’s operating and capital budgets as well as any material transactions that are not in the ordinary course of business.

Long Sales Cycle, High Unit Price and Limited Installations

The long sales cycle, as well as the high unit price of the IMRIS systems, among other factors, may contribute to substantial fluctuations in our quarterly operating results.  Because of the high unit price of IMRIS systems and the fact that we have installed only 33 units over the Company’s history, each installation currently represents a significant component of our revenue for a particular quarter.  If we lose a single customer order or if customers defer installation of an IMRIS system for even a short period of time, recognition of a significant amount of revenue may be lost or deferred to a subsequent period.  Given that our operating costs are relatively fixed, our inability to recognize revenue in a particular quarter may adversely affect our profitability in that quarter.  We expect that revenues from a limited number of new customers will account for a large percentage of total revenues in future quarters.  Our ability to attract new customers will depend on a variety of factors, including the capability, safety, efficacy, ease of use, price, quality and reliability of our products and effective sales, support, training and service.  In addition, if we are unable to fulfill our current purchase orders and other commitments on a timely basis or at all, market acceptance of our products could be adversely affected and hospitals may instead purchase our competitors’ products.  The loss or delay of individual orders or failure to add new customers could have a significant impact on future revenues and operating results.

Limited Operating History and Accumulated Deficit

We have a limited operating history from which investors can evaluate our business and prospects.  We have a large accumulated deficit and we may not achieve profitability.  We have incurred substantial losses since inception and despite achieving profitability in the current quarter; we may incur additional operating losses in the near term.  If the time required to generate significant revenues and achieve profitability on an annualized basis is longer than anticipated, we may not be able to continue our operations without additional capital.  Our prospects must be considered in light of the risks and uncertainties encountered by an early-stage company in the continuously evolving surgical imaging market.  If we cannot successfully address these risks, our business and financial condition would suffer.

IMRIS Inc.
Management’s Discussion and Analysis – May 12, 2011

Lack of Product Diversity

Currently, our commercially available products are the IMRISneuro, IMRIScardio and IMRISNV systems.  Although we expect sales of our new IMRIScardio and IMRISNV systems to increase with market acceptance of these systems, we currently generate substantially all of our revenue from sales of the IMRISneuro system and multiyear service plans for the IMRISneuro system.  If we are unable to sustain or grow sales of the IMRISneuro system or grow sales of IMRIScardio and IMRISNV, we may not generate sufficient revenue to support our business.  Accordingly, we are currently dependent on our ability to market and sell the IMRISneuro system.  Any factor materially and/or adversely affecting our ability to market and sell the IMRISneuro system or pricing and demand for the IMRISneuro system may have a material and adverse effect on our financial condition and results of operations.

Foreign Exchange Fluctuations

We currently generate a significant portion of our sales in US dollars but many of our expenses are denominated in Canadian dollars.  To date, we have not used forward exchange contracts to hedge exposures denominated in foreign currencies or any other derivative instrument for trading, hedging or speculative purposes.  As such, we are exposed to fluctuations in the exchange rate between certain foreign currencies, including Canadian, Euros and Australian dollars, versus the US dollar as a result of the translation into US dollars of our balance sheet and income statement items denominated in those foreign currencies.

Regulatory Matters

Products intended for diagnostic and therapeutic use for humans are governed by a wide array of regulatory authorities in various jurisdictions.  For most of these products in most jurisdictions, applicable statutes and regulations require testing and government review and approval prior to marketing the product.  This procedure can take a number of years and involves the expenditure of substantial resources.  Any failure or delay by us to obtain regulatory approvals or clearances could adversely affect the marketing of any products developed by us and our ability to receive product revenue.  There is no assurance that any of our planned products will be approved by any regulatory authority on a timely basis, or at all.  Also, in the event that a regulatory authority revokes any approvals granted in respect of our products, or a recall of our products is required in the event of material deficiencies or defects, our business, financial condition and results of operations could be adversely affected.

Dependence on Suppliers

We depend on Siemens to supply the MR scanner and angiography systems for our IMRIS systems.  Our current agreement with Siemens was entered into as of November 2009 for a five-year term with automatic renewal provisions thereafter, subject to six months' advance written notice of termination by either party.  The agreement may be terminated earlier in the event of default or in the event of insolvency or equivalent proceedings against either party or in the event of a change of control or similar sale transaction affecting IMRIS where the buyer or controlling shareholder is a direct competitor to Siemens.  If for any reason, we could not obtain MR scanners and angiography systems from Siemens, there is no certainty that we could find another vendor willing to supply this equipment for the IMRIS systems and a change would require a redesign of the IMRIS systems, which could take a year or more to implement.  We are dependant on Siemens to provide support and maintenance services to our customers under contract to IMRIS; if Siemens' services became unavailable, any resulting service issues could disrupt our customer relationships and cause damage to our reputation.

We purchase certain other components of our system from outside vendors, including radio-frequency shielding systems, certain hardware components for our surgical information management system and operating room booms and lights.  For the majority of our system components, we do not have long-term supply contracts with the suppliers; however, we attempt to establish dual sourcing for most of these other components of our system and we believe that we would be able to establish alternative sources for these components, subject to any regulatory qualifications, as may be required.  It is possible that a disruption of the supply of these components could result in increased costs and delays in deliveries of IMRIS systems, which could adversely affect our reputation and results of operations.  Additionally, any transition to alternate manufacturers or suppliers would likely result in operational problems and increased expenses and could delay the shipment of, or limit our ability to provide our products.

IMRIS Inc.
Management’s Discussion and Analysis – May 12, 2011

Competition and Technological Advances

The surgical imaging industry is subject to intense and increasing competition and rapidly evolving technologies.  Many government, academic and business entities are investing substantial resources in research and development of treatments and new products that may render surgical imaging obsolete, including radiation treatment, new drug treatments and gene therapy.  Successful developments that result in new approaches for treatments could reduce the attractiveness of our products or render them obsolete.  MRI competes with other surgical imaging technologies such as CT, fluoroscopy and ultrasound for market share in the overall surgical imaging market.

The market for neurosurgical MR imaging is highly competitive, with a number of companies providing competing surgical MRI systems.  Many of these competitors are large medical system suppliers which have considerably greater resources at their disposal to advance the development of their MRI systems.  These competitors or other companies may at any time develop new or improved surgical imaging solutions.  Alternatively, these competitors may choose to increase their respective market share by changing their pricing model or by lowering the price of their surgical imaging solutions or ancillary supplies.  If we are unable to address these competitor tactics by either continuing to enhance and improve our current product(s) or we are unable to maintain or increase our selling price in the face of competition, there can be no assurance that the Company will be able to maintain its desired market share or achieve its financial objectives.

ADDITIONAL INFORMATION

Additional information about IMRIS can be found on the SEDAR website at www.sedar.com.

IMRIS Inc.
Management’s Discussion and Analysis – May 12, 2011